NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. ("we", "our" and the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, the name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004, the Company was sold to Kingsdale Capital Markets Inc., (Stockholder) a member of the Investment Dealers Association of Canada, and its name was changed to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. The Company is dependent upon its Stockholder.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering and from advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of

the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes under SFAS no. 119, which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholder, Kingsdale Capital Markets, Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2016, the Company's net capital was $4,736, which was a $264 deficiency of its required net capital of $5,000.

The Company's debt-equity ratio was 5.0914 to 1

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. During the fiscal year ended October 31, 2016, the stockholder charged the Company a total $8,760 consisting of $1,800 for officer compensation and $6,960 for office space and administrative support. Such expenses were not paid but were considered contributions of capital.

The stockholder made additional cash capital contributions of $33,500.

The Company's Fidelity Bond coverage is provided as a rider to the stockholder's policy. The stockholder has agreed to indemnify the Company for any amount due as a deductible under the policy.

NOTE 6 - INCOME TAXES

At October 31, 2016 the Company had a net operating loss of approximately $364,000 for income tax purposes which expire in the years 2028 through 2036. A valuation allowance of $90,500 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred assets have been recorded on the accompanying statement of financial condition.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date that these financial statements were available to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 9- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 10- GOING CONCERN OPERATION

The accompanying statements have been prepared assuming the company will continue as a going concern. The company had a large loss from operations which if repeated next year, raises substantial doubt about the company's ability to continue as a going concern. The stockholder has stated they will make the additional capital contributions required to keep the company in net capital compliance.